EXHIBIT 11
                                                     ----------

         FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
               COMPUTATION OF EARNINGS PER SHARE



                                      Three Months Ended March 31,
                                      ---------------------------
                                          1997           1996
                                          ----          -----
   Weighted average shares:
      Shares outstanding               13,384,741     12,325,848
      Estimated increase in
       shares oustanding due
       to allowed claims
       exceeding $85 million (1)          680,420        702,313
      Less treasury stock              (2,331,047)    (2,395,295)
      Net effect of dilutive
       warrabts based on the
       treasury stock method              698,639        514,647
                                       ----------     ----------
   Totaled weighted average
    shares outstanding                 12,432,753     11,147,513
                                       ==========     ==========

   Net earnings                        $3,765,000     $1,893,000
                                       ==========     ==========

   Earnings per share                        $.30           $.17
                                             ====           ====


  (1)  In  accordance  with  the  terms   of  the  plans  of
       reorganization, the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares issued will be increased to a
       number  equal   to  10,000,000   multiplied  by   the
       quotient  of   the  total   amount  of   the  allowed
       unsecured  claims  divided  by  $85   million.    For
       purposes of  the earnings per  share computation, the
       estimated  amount  of  remaining  allowed   unsecured
       claims totaled $5.8 million as of March 31, 1997.